

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2023

Ryan Frazier
Chief Executive Officer
Arrived STR, LLC
500 Yale Avenue North
Seattle, WA 98109

      Re: Arrived STR, LLC
          Offering Statement on Form 1-A
          Post-qualification Amendment No. 7
          Filed December 22, 2022
          File No. 024-11958

Dear Ryan Frazier:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A POS filed December 22, 2022

Exhibit 11.1, page 1

1.   We note that the consent your auditor has provided refers to financial statements of a different issuer. Please revise to correct.

The Series Properties Being Offered, page 51

2.   Please tell us how you considered the need to provide pro forma financial information for the properties you have acquired. Refer to Rule 8-05 of Regulation S-X.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph Ambrogi at 202-551-4821 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John Rostom, Esq.